EDGAR CORRESPONDENCE
January 20, 2015
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Jeff Long
Re:            Selected International Fund, Inc. Annual Report dated December 31, 2013
Dear Mr. Long:
You have asked Selected International Fund, Inc.  ("Registrant") to file a correspondence letter reflecting the Registrant's responses to SEC oral comments related to its Annual Report dated December 31, 2013. SEC comments are in bold, Registrant responses immediately follow.
Please confirm that the Report of Independent Registered Public Accounting Firm dated February 20, 2014 and filed with the Registrants Filing has been appropriately signed.
We confirm that the Report of Independent Registered Public Accounting Firm dated February 20, 2014 and issued by KPMG LLP was a signed copy. A true copy is attached to this letter for your convenience.
The statement of assets and liabilities must include separate information broken out if any payable amount is due to Directors/Trustees of the Registrant.
We confirm that no portion of the payable figure is related to a payable due to Directors/Trustees of the Registrant.

Tandy Representations

Selected International Fund, Inc. ("Registrant") acknowledges that

1. The Registrant is responsible for the accuracy and adequacy of the disclosures in the Registrant's filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrant filings or in response to staff comments on Registrant filings.

Please call the undersigned at (520) 434-3778 with any comments or questions.
Respectfully,
/s/ Ryan Charles
     Ryan Charles
     Vice President & Secretary

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
 Selected International Fund, Inc.:
In planning and performing our audit of the financial statements of Selected International Fund, Inc. (the Fund) as of and for the year ended December 31, 2013, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Fund's internal control over financial reporting, including controls over safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion.
Management of the Fund is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Fund's annual or interim financial statements will not be prevented or detected on a timely basis.
Our consideration of the Fund's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Fund' internal control over financial reporting and its operation, including controls over safeguarding securities, that we consider to be a material weakness as defined above as of December 31, 2013.
This report is intended solely for the information and use of management and the Board of Directors of Selected International Fund, Inc. and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.
KPMG LLP
Denver, Colorado
 February 20, 2014